     Exhibit 99.7
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and Santander Sign Agreement To Implement Arbitration Award Provisions Concerning Cepsa
Paris, August 2, 2006 — Total and Banco Santander Central Hispano (Santander) have signed an agreement to implement the provisions of the partial award made on March 24, 2006 by the Netherlands Arbitration Institute, which adjudicated their dispute concerning Cepsa.
Under the agreement, the Cepsa shares held by investment vehicle Somaen Dos which are due to Total are returned effective today. Total now directly owns 44.5% of Cepsa’s share capital. Total and Santander have terminated their shareholder agreements concerning Cepsa.
In addition, subject to the approval of the European Commission, Santander will transfer to Total 4.35% of Cepsa’s share capital at a price of €4.54 per share. Once this transaction has been completed, the parties will instruct the arbitrators to terminate the arbitration proceedings.
Both transactions have been approved by Spanish market regulator Commission Nacional del Mercado de Valores (CNMV), which has confirmed that Total is not required to make a takeover bid for Cepsa.
Total is very satisfied with this agreement, which consolidates its position as the core shareholder in Cepsa, whose growth it will continue to support.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com